July 24, 2019

Richard Wei
Chief Financial Officer
ECMOHO Ltd
3F, 1000 Tianyaoqiao Road
Xuhui District
Shanghai, 200030
The Peoples Republic of China

       Re: ECMOHO Ltd
           Draft Registration Statement on Form F-1
           Filed June 28, 2019
           CIK 0001763197

Dear Mr. Wei:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Corporate History and Structure, page 4

1. Because investors will be investing in a holding company that does not directly own all of its operations in China, please make this fact clear in your prospectus summary. In this regard, please clearly describe the business of your variable interest entity, as distinguished from your other subsidiaries. Please also disclose in this section the fact that the shareholders of your VIE may have interests that conflict with you, as you state on page 35.
 Richard Wei
FirstName LastNameRichard Wei
ECMOHO Ltd
Comapany NameECMOHO Ltd
July 24, 2019
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Implications of Being an Emerging Growth Company, page 6

2. Please revise your disclosure to clarify, if true, that you will comply with new or revised accounting standards when they are adopted by private companies rather than when they are adopted by public companies. Similar revisions should be made to paragraph four on page 48 and to paragraph two on page 50.
The Offering, page 8

3.       Please add a brief description of the material terms of your ADSs.
Risk Factors
Our Success Depends Upon Our Ability..., page 14

4. We note your disclosure about the small number of brand partners that contributed a significant portion of your revenue in 2018. Revise to state whether the reduction in brand partners as of May 31, 2019, as disclosed on page 12, has had a material impact upon the amounts you disclose here.
Selected Consolidated Financial and Operating Data
Selected Consolidated Statements of Comprehensive Income Data, page 65

5. Please revise the inconsistency in the description of the gross income line item to coincide with the gross profit description presented in your summary consolidated statements of comprehensive income data on page 10 and in your consolidated statements of comprehensive income on page F-5 or advise.
6. Please revise footnote (1) to include accretion to redemption value of redeemable non-
         controlling interests and the related amounts for the periods presented. Please also disclose the amounts in footnote (1) related to the accretion on Round A and Round B convertible redeemable preferred shares to redemption, the accretion on Series A convertible redeemable preferred shares to redemption value, and the extinguishment of convertible redeemable preferred shares for the periods presented. Similar revisions should be made to the summary consolidated statements of comprehensive income data on page 10.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations
Net Revenues, page 69

7. You state that you expect net revenues to increase as you continue to expand your brand partner portfolio and product and service offerings. Yet, in the table on page 67, we note that your brand partners decreased from 52 to 38 partners or 27% from December 31,
         2018 through the five months ended May 31, 2019. Additionally, the number of brands
 Richard Wei
FirstName LastNameRichard Wei
ECMOHO Ltd
Comapany NameECMOHO Ltd
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         decreased from 76 to 59 or 22% for the same period. In that regard, please tell us why you believe net revenues will continue to increase. In light of the above, please also tell us whether you still expect cost of revenues to increase.
Critical Accounting Policies, page 71

8. Your critical accounting policies in relation to revenue recognition, sales incentives, inventories, and share-based compensation does not address the material implications of uncertainties associated with the methods, assumptions, and estimates underlying such measurements. Please revise your critical accounting policies to present your analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to
         Section V of SEC Release No. 33-8350.
Results of Operations
Year Ended December 31, 2018 Compared to Year Ended December 31, 2017, page 78

9. We note your discussion and analysis that multiple factors impacted your results of operations. For example, you state that product sales revenues increased due to high growth in the sales of products and the introduction of new brands of health supplements.
         To the extent that multiple factors influenced changes in your results of operations, please revise your disclosure to quantify the impact of each factor you identify. Refer to
         SEC Release No. 33-8350.
10. We note your disclosure on page F-21 that your CODM reviews consolidated results including, revenue, gross profit and operating profit. Please expand your disclosure to provide a discussion and analysis of the changes in gross profit. Similar revisions should be made to your discussion of key components of results of operations on page 69.
Liquidity and Capital Resources, page 80

11. Please expand your disclosure to discuss your ability to transfer cash between entities, across borders, and to U.S. investors as reference to your Holding Company Structure disclosure on page 77 only address the payment of dividends. Refer to
Item 303(a)(1) of
         Regulation S-K and Section IV of SEC Release No. 33-8350.
Business
Our Strengths, page 89

12. Where you discuss your repeated purchases for 2018 on page 90, please enhance your discussion to contextualize and quantify your repeated purchases for prior periods in order to explain its importance. In this regard, we note your disclosure on page 12 that the repeat purchase rate increased 2% from 2017 to 2018.
 Richard Wei
ECMOHO Ltd
July 24, 2019
Page 4


Brand Partners Development and Services, page 95

13. We note your disclosure that "three of the ten largest brand partners in terms of revenue contribution in 2018 are under the common control of a global food and beverage company". Please tell us what consideration you have given to the filing of these agreements. Please refer to Item 601(b)(10) of Regulation S-K.
14. You present case studies of customers that have utilized your services. Please confirm that the customers have consented to these statements and to their case studies being used in your registration statement.
XG Health platform , page 97

15. We note your disclosure that "[c]onsumers may purchase these products for themselves or share the links to these products on social media and earn commissions." Please indicate whether or not you are responsible for paying these commissions and quantify, if material.
Description of American Depositary Shares , page 139

16. We note your disclosures on page 148 that each party to the deposit agreement
       "irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or
       [you]." We also note your disclosure on page 150 that "any legal suit, action or proceeding against or involving us or the depositary... may only be instituted in a state or federal court in New York, New York, and each [party] irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding." Please confirm, if true, that the jury waiver and exclusive forum provisions are not intended to apply to claims under the U.S. federal securities laws. With regards to the exclusive forum provision, if it does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the deposit agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. If the provisions do apply to claims under the U.S. federal securities laws, please clearly disclose this in your filing and deposit agreement and provide risk factor disclosure in your registration statement related to these provisions, including but not limited to the enforceability of the provisions, increased costs to bring a claim, limited access to
FirstName LastNameRichard imbalances of resources between the company and shareholders, information and other Wei
Comapany that these provisions can discourage claims or limit shareholders ability to bring a and NameECMOHO Ltd
July 24, 2019in a judicial forum that they find favorable.
       claim Page 4
FirstName LastName
 Richard Wei
FirstName LastNameRichard Wei
ECMOHO Ltd
Comapany NameECMOHO Ltd
July 24, 2019
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Taxation, page 152

17. Please ensure that the various opinions of counsel as to matters of taxation are clearly identified as such, where applicable, in this section.
Notes to the Consolidated Financial Statements
1. Organization and Principal Activities
(a) Principal activities, page F-8

18. We note your corporate structure in the diagram on page 61 that includes your significant subsidiaries and VIE which appear to be inconsistent with your disclosure of subsidiaries and VIE in Note 1 on page F-8. For example, certain entities such as ECMOHO Co. Ltd.
         (Japan), Xianggui (Shanghai) Biotechnology Co., Ltd. (PRC), Shanghai Hengcang Supply
         Chain Management Co., Ltd. (PRC), and Shanghai Yuyun Information Technology Co.,
         Ltd. (PRC) are included in your corporate structure; however, they are not presented in
         Note 1 on page F-8. Please revise the inconsistency in your disclosure.
19. We note your disclosure that the company is the primary beneficiary of the VIE,
         Yibo. Please expand your disclosure to describe the terms of the contractual agreements that gives the company through ECMOHO Shanghai power and economics over Yibo.
20. We note your disclosure that the VIE has an immaterial impact on the consolidated financials of the Group. We also note your disclosure in the first paragraph on page 62 that your VIE, Yibo, holds the ICP licenses and other regulated licenses and operates your internet-based business. In that regard, please disclose qualitative information about involvement with the VIE, including the nature, purpose, size and activities of the VIE.
         Please also include a description of the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-5A.d.
21. Please disclose quantitative information for the VIE including revenue; net income;
         operating, investing, and financing cash flows; and the carrying amount and classification of the VIE's assets and liabilities, including intercompany payables to ECMOHO
         Shanghai. Material related party transactions of the VIE should be presented separately.
         Refer to paragraphs 5A.d., 2AA.d., and 3.bb of ASC 810-10-50.
2. Principal Accounting Policies
(i) Inventories, page F-13

22. Please disclose the nature of cost elements included in inventory in accordance with ASC
         210-10-S99-1(6)(b). Also, please tell us your consideration of measuring your inventories at the lower of cost or net realizable value. Refer to ASC
330-10-35-1B.
 Richard Wei
FirstName LastNameRichard Wei
ECMOHO Ltd
Comapany NameECMOHO Ltd
July 24, 2019
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(ad) Statutory reserves, page F-20

23. We note that no statutory reserve was recorded as of December 31, 2017 and 2018.
         Please tell us and revise your disclosure to clarify why no statutory reserve was recorded for the periods presented. Please also tell us whether your subsidiaries in PRC had accumulated deficits in their functional currency, RMB, for the years ended December 31,
         2017 and 2018.
(ai) Segment reporting, page F-21

24. We note your disclosure on page 68 and elsewhere in your preliminary prospectus that you market and distribute health supplements and food, mother and child care products, personal care products, household healthcare equipment and other health and wellness products. Please tell us your consideration of disclosing revenues for each product and service or each group of similar products and services. Please refer to ASC 280-10-50-40.
15. Redeemable non-controlling interests, page F-38

25. Please disclose the expected redemption value as if it were currently redeemable. See
         ASC 480-10-S99.
20. Income Taxes, page F-41

26. We note you reversed $1,413,831 of your tax valuation allowance in 2018. Please provide us a detailed analysis that supports your determination of the tax valuation allowance at
         December 31, 2018 including your basis for concluding that realization of net deferred tax assets is more likely than not as required by ASC 740-10-30-5(e). Please specifically address your assumptions regarding each source of taxable income contemplated by ASC
         740-10-30-18. Further please revise your disclosure here or in Critical Accounting
         Policies in Management's Discussion and Analysis of Financial Condition and Results of
         Operations to provide a analysis of your assessment of the realizability of your deferred tax assets as of December 31, 2018 and the reason for the significant change in the valuation allowance from December 31, 2017. Refer to Item 303(a) of Regulation S-K.
Item 8. Exhibits and Financial Statement Schedules
Exhibit 21.1, page II-3

27. We note your disclosure of principle subsidiaries in Note 1 on page F-8; as such, Qinghai
         Hengshoutang Plateau Medicine Co., Limited, Shanghai Jieshi Technology Co., Limited
         and Yiling (Shanghai) Information Technology Co., Limited are not presented in the list of significant subsidiaries per Exhibit 21.1. Please revise the inconsistency in your disclosure or advise.
 Richard Wei
FirstName LastNameRichard Wei
ECMOHO Ltd
Comapany NameECMOHO Ltd
July 24, 2019
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        You may contact Yolanda Guobadia at 202-551-3562 or Donna Di Silvio at 202-551-
3202 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina at 202-551-3792 or Mara Ransom at 202-551-
3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Consumer
Products